SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1 Update of Relevant Information Regarding the Company.

UPDATE OF RELEVANT INFORMATION REGARDING THE COMPANY

In connection with information that t the Company is concurrently disclosing to other investors, we are disclosing the information set forth below. The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Annual Report of Form 20-F for the year ended December 31, 2015 (“2015 20-F”) and our Unaudited Condensed Interim Consolidated Financial Statements and notes thereto included in our Report on Form 6-K furnished on August 12, 2016 with the SEC.

Argentina Macroeconomic Conditions

Substantially all of our revenues are derived from our operations in Argentina and are therefore subject to prevailing macroeconomic conditions in Argentina. Changes in economic, political and regulatory conditions in Argentina and measures taken by the Argentine government have had and are expected to continue to have a significant impact on us.

The Argentine economy has experienced significant volatility in past decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. Due to inflationary pressures prior to the 1990s, the Argentine currency devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease between 1999 and 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent devaluation of the peso against the dollar) caused a decline in economic activity. Real GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies, favorable raw material prices from 2003 through the first half of 2008 and the implementation of new macroeconomic policies paved the way for Argentina’s economic recovery. Real GDP grew at an average cumulative rate of 8.5% between 2003 and 2008. As a result of the crisis in the global economy, Argentina’s real GDP growth rate decelerated in 2009 to 0.9%, but recovered in 2010 and 2011 growing by approximately 9% each year.

After the growth in 2010 and 2011, several factors led to a decrease in growth of the Argentine economy in 2012 and 2013. The growth of the global economy was not as strong as expected following the easing of U.S. economic crisis that started in 2007, and financial volatility continued at high levels. The decline in the price of Brent crude to below U.S.$50 per barrel, the negative trend in prices of major agricultural commodities, the vote by the UK public in favor of the British government taking the necessary action for the UK to leave the European Union, and the geopolitical tensions among various countries, including countries in the Middle East, presents a complicated new international scenario that creates uncertainty about the future performance, including potential downside risks, of developed and emerging economies, including Argentina.

According to the IMF’s estimates, global economic growth reached 3.1% in 2015, although the rate of growth or, in some cases, contraction, varied significantly from region to region. On June 29, 2016, the National Statistics Institute (Instituto Nacional de Estadística y Censos) (“INDEC”) published revised GDP rates for 2013, 2014 and 2015, among others. The rates for these periods were 2.30%, -2.56% and 2.37%, respectively. Additionally, the IDEC published the provisional GDP rate for the first quarter of 2016, with a growth rate of 0.5% for this period.The official exchange rate of the Argentine peso to the U.S. dollar as of December 31, 2014 was Ps. 8.55 per U.S.$1.00, a devaluation of approximately 31.1% compared to Ps. 6.52 per U.S.$1.00 as of December 31, 2013. In December 2015, the new authorities of the national government decided to eliminate certain exchange controls imposed by the previous government. Due to the above, as of December 31, 2015, the peso fell to Ps. 12.99 per U.S.$1.00, a devaluation of approximately 52% compared to the rate as of the end of 2014 (approximately 40% devaluation from the exchange rate in place on December 16, 2015). As of June 30, 2016, the official rate of exchange of the Argentine peso to the U.S. dollar was Ps. 14.92 per U.S.$1.00, representing a devaluation of approximately 14.73% compared to December 31, 2015.

Argentina has confronted and continues to confront inflationary pressures. According to inflation data published by INDEC, from 2008 to 2013, the Argentine consumer price index (“CPI”) increased 7.2%, 7.7%, 10.9%, 9.5%, 10.8% and 10.9%, respectively, and the wholesale price index increased 8.8%, 10.3%, 14.5%, 12.7%, 13.1% and 14.7%, respectively. In 2014, the Argentine government established a new consumer price index known as the IPCNU that more broadly reflects consumer prices by considering price information from the 24 provinces of the country, divided into six regions. According to INDEC, the IPCNU increased 23.9% in 2014 and increased 10.7% from January 2015 to September 2015. The wholesale price index increased 28.3% in 2014 and increased 11.9% from January 2015 to October 2015. Before the new administration took office, certain private sector analysts believed that the inflation was significantly higher than the rate published by INDEC. However, on January 7, 2016, through Decree No. 55/2016, the new leadership of INDEC issued a report declaring a “national statistical emergency.” INDEC stated that its administration since 2006 was irregular and it would reorganize. As a result, INDEC would not publish new information until at least June 2016. On May 19, 2016, the INDEC published the consumer price index known as the “IPIM” for the months of January, February, March and April 2016, which disclosed increases of 9.0%, 5.0%, 2.4% and 1.5%, respectively. See “Item 3. Key Information—Risk Factors-Risks Relating to Argentina—Our business is largely dependent upon economic conditions in Argentina” in the 2015 20-F.

During the first six months of 2016, Argentina’s trade balance was a surplus of approximately U.S.$ 479 million according to preliminary estimates from INDEC, with total exports of approximately U.S.$27,735 million during the first six months of 2016, representing a 2.6% decrease compared to the same period in 2015. Total imports were approximately U.S.$ 27,256 million, representing a decrease of 5.8% compared to the same period in 2015.

In Argentina, domestic fuel prices have increased over the past five years, but have not kept pace with either increases or decreases in international market prices for petroleum products due to the market conditions and regulations affecting the Argentine market.

The drop in the international price of Brent crude has affected and will likely continue to affect the oil industry’s expected activities worldwide, particularly with respect to expected investments in the industry. In 2015, this decline resulted in an approximately U.S.$7 reduction to the domestic price per barrel compared to the price in effect on December 31, 2014. This change stemmed from negotiations between producers and refiners to reduce the domestic price of Medanito and Escalante crude during January 2015 to U.S.$77 and U.S.$63 per barrel, respectively. These prices stood at U.S.$75 and U.S.$61 per barrel, respectively, as of November 30, 2015.

At the beginning of 2016, following the continuous drop in the international price of Brent crude, a new reduction of approximately 10% in the domestic crude oil price per barrel compared to the price in effect on December 31, 2015 was agreed upon. This change stemmed from negotiations between producers, refiners and the Ministry of Energy and Mining (“MINEM”), whereby it was agreed to reduce the domestic price of Medanito crude and Escalante crude since January 2016 to U.S.$67.50 and U.S.$54.90 per barrel, respectively.

Additionally, recently, the producers, refiners and the MINEM agreed upon a new reduction in domestic prices of crude oil of approximately 2% per month from August – November 2016. The parties also agreed to examine international prices at the end of the year in order to determine future domestic prices for crude oil. Given the recent reduction in domestic crude oil prices, as mentioned above, the Company is in the process of determining the impact that such reduction will have on the value of its assets based on the calculation of estimated cash flows. Such calculation involves the consideration of not only oil prices but also the resulting reserves, estimations of macroeconomic variables, capital expenditures and potential activity given the new price framework, among others. The Company will estimate the recoverable value of its property, plant and equipment for the nine month period ended September 30, 2016, in accordance with the guidelines of IAS 36, which requires an estimate when there are signs of impairment in the value of assets. However, given the sensitivity analysis of the price of crude oil on the realized net cash flow as of December 31, 2015, as discussed in the following paragraph, the Company estimates that the resulting impairment charges on its financial statements for the nine month period ended September 30, 2016 could be significant. The results summarized below under “Operating and Financial Review and Prospects” do not take into account the potential impact of the price decreases discussed in this paragraph.

It is difficult to predict with reasonable certainty the expected future property, plant and equipment impairment losses given the many factors that affect our asset base and the cash flows used to calculate such impairment. These factors include, but are not limited to, future prices, operating costs and negotiated savings, foreign exchange rates, capital expenditures and negotiated savings, production and its impact on depletion and cost basis, revised reserves estimates, reserves and fiscal effects, among others. In accordance with the foregoing, and in connection with the property, plant and equipment impairment tests as of December 31, 2015 and the sensitivity analysis related to such impairment tests, discussed in more detail in “Item 5–Critical Accounting Policies” in the 2015 20-F, if the average of the oil prices used for the property, plant and equipment impairment tests were reduced by U.S.$ 5 per barrel each year, holding all other factors constant, the net value of our property, plant and equipment as of December 31, 2015 would have been reduced by U.S.$ 2.2 billion before taxes and by U.S.$ 1.4 billion after income tax. As noted in the previous sentence, the cash flows estimated at the end of each year or period when there are signs of impairment may be materially affected by other factors. There exist numerous uncertainties inherent in the estimation of net cash flows, and therefore this hypothetical calculation should not be interpreted to be indicative of our development plans or future results.

Energy consumption in Argentina has increased significantly since 2003. Continued growth in demand has led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. As a result of this increasing demand, declines in the production of certain products and companies in our industry, and actions taken by the Argentine regulatory authorities to prioritize domestic supply the volumes of hydrocarbon product exports, especially natural gas, have declined steadily during this period. At the same time, in recent years, Argentina has increased its imports of natural gas and refined products.

On December 17, 2015, as a result of Decree No. 134/2015, the new government declared an emergency of the national electricity system until December 31, 2017 and instructed the MINEM to develop and propose measures that would ensure power supply under adequate technical conditions. In light of this circumstance, by Resolution No. 06/2016, published January 2016, the MINEM established the new seasonal reference prices of power and energy in the Wholesale Electricity Market (“MEM”) from February 1, 2016 to April 30, 2016. The aforementioned resolution has among its objectives adapting the quality and security of the electric supply and ensuring the provision of the public electric supply under adequate technical and economic conditions, considering, among others, that: a) the remuneration systems established by the MEM from 2003 involved the gradual adoption of regulatory decisions that did not meet the objectives set out in Law No. 24,065 in ensuring the supply and quality under the conditions laid out at the minimum possible cost to the Argentine electricity system; b) the regulatory framework consisting of Laws No. 15,336 and 24,065 prescribed that the price to be paid for the demand for electricity in the MEM must meet the economic cost to supply it; c) the abandonment of economic criteria in the definition of prices in the MEM distorted economic signals, increasing the cost of supply, discouraging risk private investment directed to efficiently increase the offer and subtracting savings incentives and proper use of the energy resources by the consumers and users; and d) only a small proportion of the cost of supply was offset by the electricity fees from demand, requiring the resources of the Argentine national treasury to cover a substantial portion of this cost, which significantly contributed to progressively increased tax pressure. Based on the above, Resolution 06/2016 establishes increases in seasonal reference prices of power and energy from January 1, 2016 to April 30, 2016, thereby substantially eliminating the application of existing subsidies. The resulting percentage price increases depend on the prices and consumption prior to the implementation of the resolution, but it is estimated that on average prices will increase by 500% or more. The increase indicated above does not improve the operational situation for generation or distribution of energy (which is pending), since its main effect is the partial removal of existing subsidies as mentioned previously. Notwithstanding the above increases, the resolution also establishes a stimulus plan, which focuses primarily on efficient users (with reference prices for residential users that reduces consumption over the same month of 2015) and a social tariff for users with basic needs and those that meet the criteria defined in Resolution 7/2016.

On April 1, 2016, the MINEM issued the following resolutions with respect to gas tariffs:

(1)	Resolution No. 28/2016 passed by the MINEM, which, among other things:

•	Establishes new prices for natural gas at the Transportation System Entry Points (“TSEPs”), categorized by basin and user category, and provides discounts to residential users who reduce their consumption by fifteen percent (15%) or more compared to the same period of the previous year, effective for consumption from April 1, 2016.

•	Determines new propane gas prices for undiluted propane gas distribution and provides discounts to residential users who reduce their consumption fifteen percent (15%) or more compared to the same period of the previous year.

•	Instructs Ente Nacional Regulador Del Gas (“ENARGAS”) to update the Registry of Persons Exempt from the Argentine Government Policy of Subsidy Reallocation through which ENARGAS adopts for residential users the eligibility criteria to benefit from a “social tariff”, with a one hundred percent (100%) discount on the price of natural gas or propane gas consumed by such users. On May 6, 2016, the Registry of Persons Exempt from the Argentine Government Policy of Subsidy Reallocation was modified by ENARGAS Resolution No. 3,784/2016.

•	Revokes resolutions passed by the former Ministry of Federal Planning, Public Investment and Services under Section 6 of Executive Order No. 2,067/2008 and Section 7 of Resolution No. 1,451/2008, related to the determination of tariff charges, and instructs ENARGAS to take the necessary measures to cease applying those charges in invoices issued to users.

(2)	Resolution No. 31 of the MINEM instructs ENARGAS to implement the Comprehensive Tariff Review procedure established in the Memorandum of Agreement for Comprehensive Contractual Renegotiations executed with licensees within the framework of Law No. 25,561 and its amendments and complementary rules, to be executed within a period not exceeding one year from March 29, 2016. It further established a transitional tariff.

(3)	Resolution No. 34/2016 passed by the MINEM, which, among other things:

•	Sets new prices at TSEPs for natural gas directed to feed compressed natural gas supply stations, effective for consumption from April 1, 2016.

•	Provides that, from May 1, 2016, distributors must purchase natural gas directed to feed compressed natural gas supply stations.

On April 4, 2016, ENARGAS Resolution No. 3726/2016 was published in the Argentine Official Gazette, whereby:

•	A new tariff schedule applicable to Metrogas users was approved, effective from April 1, 2016, in line with the provisions of Resolution No. 28/2016 issued by the MINEM.

•	Additionally, new tariff schedules were established for residential users who reduce their consumption by fifteen percent (15%) compared to the same period of the previous year and for users registered with the registry established under ENARGAS Resolution No. I-2,905/2015, as amended by Section 5 of Resolution No. 28/2016 issued by the MINEM relating to the social tariff.

Notwithstanding the foregoing, on June 6, 2016, Resolution No. 99/2016 of the MINEM was published in the Argentine Official Gazette. This resolution provides that, beginning April 1, 2016, residential customers and non-residential customers shall not pay an increase in excess of 400% and 500%, respectively, of the amount paid by them, before taxes, on March 31, 2016.

In addition, on July 12, 2016, the MINEM issued Resolution No. 129/16, which:

•	Amended Resolution No. 99/2016 and instructed ENARGAS to take the necessary steps so that during 2016, the total amount (including taxes) of invoices for consumption after April 1, 2016 issued by national gas distributors to residential users (category R and its subcategories) and to the small general service category (with full service) and equivalent categories in the undiluted propane network distribution service does not increase by more than 400% and 500%, respectively, of the total amount (including taxes) of invoices issued to the same users, for the same billing period of the previous year, i.e., the amount invoiced should not exceed an amount equivalent to 5 or 6 times, respectively, the final amount of the invoice issued to the same user for the same billing period of the previous year.

•	Instructed ENARGAS to take the necessary steps to complete, before December 31, 2016, the Comprehensive Tariff Review procedure (as described in Section 1 of Resolution No. 31 dated March 29, 2016). The public hearing for such Comprehensive Tariff Review procedure shall be held before October 31, 2016.

As a result of the foregoing provisions, a number of legal actions (motions for protection of constitutional rights, injunctions, etc.) have been filed throughout Argentina relating to the tariff schedules both for gas and for electricity.

Consequently, Chamber II of the Federal Court of Appeals of La Plata suspended the application of Resolutions No. 06/2016 and 07/2016 of the MINEM with respect to electricity tariff schedules in Buenos Aires for a period of three months. In addition, after following the applicable procedural steps, the MINEM filed an extraordinary appeal on July 12, 2016 before the Supreme Court to resolve the question of the applicability of gas tariff schedules. On August 18, 2016, the Supreme Court ruled unanimously to partially uphold the judgment of Chamber II of the Federal Court of Appeals of La Plata as to the invalidity of Resolutions 28 and 31 solely as they apply to residential users, maintaining the more beneficial social tariff with respect to such residential users. The decision recognizes the power of the Executive Branch to set rates and provides that a public hearing must be held prior to any decision to increase tariffs. It also determined that the production and marketing of natural gas was an unregulated activity until the issuance of Executive Decree 181/2004. Thus, the price of natural gas at the TSEPs is determined by free market supply and demand that is analyzed alongside a review of tariff schedules, for which a public hearing is required.

Within the context of the aforementioned hearing, the Company submitted to ENARGAS a simulation of estimated prices needed to develop and exploit different types of gas under current industry conditions, also including a discount rate of 13%. The resulting values of this estimate, under specific conditions and processing parameters, result in estimated prices of approximately U.S.$7.60/mmBtu, U.S.$6.20/mmBtu and U.S.$4.00/mmBtu for shale gas, tight gas and conventional gas, respectively. This estimate also assumed a scenario of growth in gas production under the aforementioned parameters. These estimates:

•	Do not represent an investment or production promise, nor an estimate of what the price of any contracts that will be negotiated in a market is or will be, nor a statement regarding the internal production costs of the Company;

•	Do not represent all the elements and considerations for making investment decisions or selling products and services by the Company;

•	Do not represent a specific evaluation of a particular project or a particular set of projects by the Company, nor does it constitute an opinion regarding the evolution of the Company’s future costs and prices;

•	Demonstrates only the representative values of the projects organized by category or type of exploitation of natural gas that are being developed or that could be developed in the industry’s current state, that is, with the technology, costs of supplies and services, production, interests and financial costs, taxes and bonuses, as well as other current variables usually considered by a producer of natural gas.

Additionally, please see “Forward-Looking Statements” in our 2015 20-F.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Unaudited Condensed Interim Consolidated Financial Statements and notes thereto included in our Report on Form 6-K furnished on August 12, 2016 with the SEC, as well as the information included in “Argentina Macroeconomic Conditions” included above in this 6-K.

Summary of Condensed Interim Consolidated Statements of Comprehensive Income

	For the six-month period ended June 30,
	2016	2015	Percentage Change
	(in millions of pesos)
Consolidated Statement of Comprehensive Income Data (1):
Revenues (2)	99,693	75,134	35.2%
Costs	(82,950)	(56,961)	53.9%
Gross profit	16,743	18,173	(21.1%)
Selling expenses	(6,744)	(5,478)	17.5%
Administrative expenses	(3,319)	(2,556)	24.0%
Exploration expenses	(1,192)	(578)	137.7%
Other operating results, net	1,448	486	13.6%
Operating income	6,936	10,047	(63.8%)
Income on investments in associates and joint ventures	263	16	(355.3%)
Financial results, net (3)	(642)	(1,308)	(1,143.6%)
Net income before income tax	6,557	8,755	41.7%
Income tax	(6,455)	(4,348)	151.8%
Net income for the period	102	4,407	(59.5%)
Net income for the period attributable to:

Shareholders of the parent company	253	4,424	(53.2%)
Non-controlling interest	(151)	(17)	(683.3%)

Other comprehensive income for the period	19,716	5,023	533.8%
Total comprehensive income for the period	19,818	9,430	258.2%

(1)	The consolidated financial statements reflect the effect of the application of the functional and reporting currency. See Note 1.b) to the Unaudited Condensed Interim Consolidated Financial Statements.
(2)	Revenues are disclosed net of payment of a fuel transfer tax and turnover tax. Customs duties on hydrocarbon exports are disclosed in taxes, charges and contributions, as indicated in Note 7.n) to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2016. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues.
(3)	Financial results, net is calculated by adding the interest and exchange differences on assets and liabilities. Our business is inherently volatile due to the influence of exogenous factors such as internal demand and the regulations affecting our operations. Consequently, results of operations and the trends indicated by these results in any given period may not be indicative of results of operations or trends in future periods.

Results of operations

Consolidated results of operations for the six-month periods ended June 30, 2016 and 2015

The following table sets forth certain financial information as a percentage of revenues for the periods indicated.

	For the six-month period ended June 30,
	2016	2015
	(percentage of revenues)
Revenues	100,00%	100,00%
Costs	(83%)	(76%)

Gross profit	17%	24%
Administrative expenses	(3%)	(3%)
Selling expenses	(7%)	(7%)
Other operating results, net	1%	1%
Exploration expenses	(1%)	(1%)

Operating income	7%	13%

The tables below present, for the periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively.

Domestic Market	For the six-month period ended June 30,
	2016					2015
Product	Units sold		Average price per unit(1)		Units sold		Average price per unit(1)
	(in pesos)					(in pesos)
Natural gas	7,011	mmcm	2,558	/mcm	7,003	mmcm	1,511	/mcm
Diesel	3,893	mcm	8,727	/m³	4,075	mcm	6,642	/m³
Gasoline	2,402	mcm	8,764	/m³	2,417	mcm	6,590	/m³
Fuel oil	680	mtn	7,903	/ton	719	mtn	4,900	/ton
Petrochemicals	286	mtn	6,366	/ton	289	mtn	5,627	/ton

(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers in the domestic market and are calculated over the revenues obtained by the Company and the volumes sold for each product.

Export Markets	For the six-month period ended June 30,
	2016					2015
Product	Units sold		Average price per unit(1)		Units sold		Average price per unit(1)
	(in pesos)				(in pesos)
Natural gas	—	—	—	—	0.1	mmcm	7,316	/mcm
Diesel	46	mmcm	7,778	/mcm	40	mmcm	6,196	/mcm
Gasoline	—	—	—	—	22	mcm	4,374	/m³
Fuel oil	222	Mtn	3,190	/ton	228	mtn	3,234	/ton
Petrochemicals(2)	69	mtn	12,128	/ton	155	mtn	5,693	/ton

(1)	Average prices shown are gross of applicable export withholding taxes payable by us and are calculated over the basis of revenues obtained by the Company and the volumes sold for each product.
(2)	Includes exports of refined paraffinic.

Revenues

Revenues during the six-month period ended June 30, 2016 were Ps. 99,693 million, representing a 32.7% increase compared to Ps. 75,134 million during the same period in 2015. Among the main factors contributing to the increase were:

•	Diesel revenues increased by Ps. 6,973 million, or 25.6%, as a result of an increase in the average price for diesel mix of approximately 31.4% with a decrease in overall sales volumes of approximately 4.5% and a 9.9% increase in sales volumes of Eurodiesel, a premium diesel;

•	Gasoline revenues increased by Ps. 5,350 million, or 32.3%, primarily as a result of an increase in the average price for gasoline mix of approximately 33.2%, which was partially offset by a decrease in sales volumes of approximately 0.6%;

•	Fuel oil revenues increased by Ps. 1,823 million, or 42.8%, primarily as a result of an increase in the average price of fuel oil of approximately 49.9%, which was partially offset by a decrease in sales volumes of 4.8%;

•	Natural gas revenues increased by Ps. 7,352 million, or 69.5%, primarily as a result of an increase of 70.6% in the average sale price obtained by YPF in Argentine peso terms (or a 4.6% increase in U.S. dollar terms), without variations in sales volumes;

•	Exports of flour, grain and oil increased by Ps. 705 million, or 37.6%, due to an increase in the average sales price of 64.3% in Argentine peso terms, which was partially offset by a decrease in export volumes of approximately 16.3%;and

•	During the six-month period ended June 30, 2016, the Company accrued Ps. 0 million due to the fact that the Crude Oil Production Stimulus Program (Programa de Estímulo a la Producción de Petróleo Crudo) was not in force during that time, compared to Ps. 612 million the Company accrued during the six-month period ended June 30, 2015, when the Crude Oil Production Stimulus Program was in force.

Costs

Costs during the six-month period ended June 30, 2016 was Ps. 82,950 million, representing a 45.6% increase compared to Ps. 56,961 million during the same period in 2015, including increases of production costs by 50.7% and purchases by 40.7%. Among the main factors contributing to this increase were:

•	Property, plant and equipment depreciation costs increased by Ps. 9,366 million, or 80.4%, primarily as a result of (i) increased investments in assets and (ii) overall increases in Argentine peso terms of the value of property, plant and equipment, which was related to the devaluation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Total lifting costs increased by Ps. 3,886 million, or 28.7%, primarily as a result of an increase of the unit indicator, expressed in Argentine pesos, of 27.6%;

•	Refining costs increased by Ps. 1,200 million, or 43.6%, driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuel;

•	Royalty payments increased by Ps. 2,520 million, or 45.8%, primarily as a result of increases of (i) Ps. 1,614 million related to crude oil production and (ii) Ps. 906 million related to natural gas production;

•	Transportation costs increased by Ps. 1,054 million, or 48.8%, mainly due to increases in rates during 2015 and the six-month period ended June 30, 2016;

•	Purchases of crude oil from third parties increased by Ps. 1,565 million, or 29.2%, primarily as a result of an increase in average prices charged by third parties in Argentine peso terms of approximately 38.5%, which was mainly related to the devaluation of the Argentine peso, and a decrease in volumes purchased of approximately 6.7%. In comparison, there was a 15.1% decrease in average prices charged by third parties in U.S. dollar terms;

•	Purchases of biofuels increased by Ps. 1,945 million, or 51.8%, primarily as a result of an increase in volumes purchased of ethanol biofuel of 5.2%, which was partially offset by a decrease in volumes purchased of FAME of 5.5%, and an increase of approximately 33.3% in the price of ethanol biofuel and a 71.5% increase in the price of FAME.

•	Grain purchases in the agricultural sales segment through the form of barter increased by Ps. 807 million, or 62.5%, which were recorded as purchases.

All of this was partially offset by:

•	Volumes purchased of diesel decreased by 30.5%, which was partially offset by an increase in volumes purchased of gasoline and jet fuel of 56.8%, representing a decrease of Ps. 108 million, or 3.6%, for all of these products.

Additionally, insurance payments related to the losses suffered from an incident at our La Plata refinery in April 2013 were Ps. 0 during the six-month period ended June 30, 2016 compared to Ps. 615 million in the same period last year, thereby increasing cost of sales in the current period.

Administrative expenses

Administrative expenses during the six-month period ended June 30, 2016 were Ps. 3,319 million, representing a 29.9% increase compared to Ps. 2,556 million during the same period in 2015, primarily as a result of increases in personnel costs and IT service contracts.

Selling expenses

Selling expenses during the six-month period ended June 30, 2016 increased to Ps. 6,744 million, representing a 23.1% increase compared to Ps. 5,478 million during the same period in 2015, primarily as a result of higher charges for product transportation, mainly related to increased rates of transportation fuels in the domestic market, as well as higher personnel cost and charges for depreciation of property, plant and equipment. This increase was partially offset by lower charges in the provision for doubtful debts.

Exploration expenses

Exploration expenses during the six-month period ended June 30, 2016 increased to Ps. 1,192 million, representing a 106.2% increase compared to Ps. 578 million in exploration expenses during the same period in 2015, primarily as a result of an increase in exploration activities in which the Company made investments. Negative results from unproductive exploratory drilling during the six-month period ended June 30, 2016 compared to the same period in 2015 increased by Ps. 325 million. Additionally, expenditures for the performance of geological and geophysical studies increased by Ps. 194 million, mainly for seismic survey studies in the Santa Cruz and Chubut areas. However, total investments in exploration decreased to Ps. 638 million, representing a 55.5% decrease compared to the total investment in exploration in the same period in 2015.

Other operating results, net

Other operating results, net during the six-month period ended June 30, 2016 increased to a gain of Ps. 1,448 million, representing a 197.9% increase compared to a gain of Ps. 486 million in the same period in 2015. During the six-month period ended June 30, 2016, other operating results, net includes the net result of Ps.1,528 million generated by the process of the deconsolidation of the Maxus Entities. During the six-month period ended June 30, 2015, our subsidiary MetroGAS S.A. accrued Ps. 356 million due to the temporary economic assistance established by Resolution No. 263/2015 of the Energy Department’s Office (Secretaría de Energía de la Nación).

Operating income

Operating income during the six-month period ended June 30, 2016 was Ps. 6,936 million due to the factors discussed above, representing a 31% decrease compared to Ps. 10,047 million during the same period in 2015.

Financial results, net

During the six-month period ended June 30, 2016, financial results, net were a loss of Ps. 642 million, representing a 50.9% decrease compared to a loss of Ps. 1,308 million during the same period in 2015. The Company registered a higher positive foreign exchange difference in net monetary liabilities in pesos of Ps. 5,538 million due to higher devaluation of the Argentine peso against the U.S. dollar during the six-month period ended June 30, 2016 compared to the same period in 2015. The Company registered higher interest expenses and other financial results of Ps. 4,872 million as a result of a higher average indebtedness and higher interest rates during the six-month period ended June 30, 2016 compared to the same period in 2015. The average net debt during the six-month period ended June 30, 2016 was Ps. 106,778 million, while the average net debt during the same period in 2015 was Ps. 47,125 million, or U.S.$ 7,462 million and U.S.$ 5,372 million expressed in dollars, respectively. The average net amount of financial indebtedness was calculated as the linear average of current and non-current loans at the beginning and end of the corresponding period, net of the linear average of cash and cash equivalents at the beginning and end of the corresponding period.

Income tax

Income tax during the six-month period ended June 30, 2016 was Ps. 6,455 million, representing a 48.5% increase compared to Ps. 4,348 million during the same period in 2015. This increase was due to higher deferred tax of Ps. 3,420 related to greater devaluation of the Argentine peso compared to the same period in 2015. This increase was partially offset by a lower current tax recorded during the six-month period ended June 30, 2016 of Ps. 423 million compared to Ps. 1,730 million in the same period last year.

Net income and other comprehensive income

Net income during the six-month period ended June 30, 2016 was Ps. 102 million, representing a 97.7% decrease compared to Ps. 4,407 million during the same period in 2015.

Other comprehensive income during the six-month period ended June 30, 2016 was Ps. 19,716 million, representing a 292.5% increase compared to Ps. 5,023 million during the same period in 2015. This increase was mainly attributable to higher appreciation of property, plant and equipment.

As a result of the foregoing, total comprehensive income during the six-month period ended June 30, 2016 was Ps. 19,818 million, representing a 110.2% increase compared to Ps. 9,430 million during the same period in 2015.

Consolidated results of operations by business segment for the six-month periods ended June 30, 2016 and 2015

The following table sets forth net revenues and operating income for each business segment for the six-month period ended June 30, 2016 and 2015:

	Exploration and Production(2)	Downstream	Corporate and Others	Consolidation Adjustments (4)	Total
	(in millions of pesos)
For the six-month period ended June 30, 2016
Revenues from sales	10,522	87,915	1,256	—	99,693
Revenues from intersegment sales(3)	46,647	733	3,274	(50,654)

Revenues(1)	57,169	88,648	4,530	(50,654)	99,693

Operating income (loss)	6,157	2,638	79	(1,938)	6,936

	Exploration and Production(2)	Downstream	Corporate and Others	Consolidation Adjustments (4)	Total
	(in millions of pesos)
For the six-month period ended June 30, 2015
Revenues from sales	7,404	67,130	600	—	75,134
Revenues from intersegment sales (3)	30,728	898	2,697	(34,323)	—

Revenues(1)	38,132	68,028	3,297	(34,323)	75,134

Operating income (loss)	4,794	5,359	(1,061)	955	10,047

(1)	Revenues are disclosed net of payment of a fuel transfer tax and a turnover tax. Customs duties on hydrocarbon exports are disclosed in “Taxes, charges and contributions”, as indicated in Note 6.n) to the Unaudited Condensed Interim Consolidated Financial Statements. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining revenues.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment revenues of crude oil to Downstream are recorded at transfer prices that reflect our estimate of Argentine market prices.
(4)	Corresponds to the elimination of income between segments of the YPF group.

Exploration and Production

Revenues from the Exploration and Production business segment during the six-month period ended June 30, 2016 were Ps. 57,169 million, representing a 49.9% increase compared to Ps. 38,132 million in the same period in 2015.

Operating income during the six-month period ended June 30, 2016 for the Exploration and Production business segment was Ps. 6,157 million, an increase of 28.4% compared to Ps. 4,794 million during the same period in 2015. This increase in operating income was principally due to the following factors:

•	The intersegment oil price measured in U.S. dollars decreased 11.7%, while increasing 44.0% in Argentine peso terms. Oil production in respect of our operations in Argentina during the six-month period ended June 30, 2016 reached 245.8 barrels per day, representing a 1.1% decrease compared to the same period in 2015. This allowed the Company to maintain without variation the volume of crude oil transferred from the Exploration and Production business segment to the Downstream business segment and the volume of crude oil in sales to third parties. The crude oil volumes transfered to the Exploration and Production segment increased 1.5% and the volumes sold to third parties decreased by 2.7%;

•	Natural gas production in respect of our operations in Argentina during the six-month period ended June 30, 2016 reached 44.4 million cm per day, representing a 0.3% increase compared to the same period in 2015. With the exception of the YSUR production, all natural gas produced, net of internal consumption, is assigned to the Downstream segment for sale to third parties. Sales volumes did not vary significantly during the six-month period ended June 30, 2016, compared to the same period in 2015. The Exploration and Production business segment records the average price obtained by YPF in such sales net of sales and marketing fees. The Exploration and Production segment also includes revenues from the Gas Plan, which increases the average prices obtained by YPF as a result of increasing YPF and YSUR’s natural gas production. The average natural gas revenue recorded by the Company during the six-month period ended June 30, 2016, including revenues from the Gas Plan, reached U.S.$ 4.72 per million BTU, a 4.6% increase compared to U.S.$ 4.51 per million BTU in the same period in 2015.

•	During the six-month period ended June 30, 2015, the Company accrued Ps. 612 million due to the Crude Oil Production Stimulus Program in force at that time.

All of this was partially offset by:

Total operating costs in respect of our operations in Argentina during the six-month period ended June 30, 2016 were Ps. 49,644 million (excluding exploration costs), representing a 53.0% increase compared to Ps. 32,451 million during the same period in 2015. Among the main factors contributing to the increase were:

•	Property, plant and equipment depreciation costs increased by Ps. 8,409 million, or 80.7%, due mainly to increased investments in property, plant and equipment and overall increases of the value of property, plant and equipment in Argentine peso terms, which was related to the devaluation of the Argentine peso against the U.S. dollar;

•	Total lifting costs increased by Ps. 3,886 million, or 28.7%, primarily as a result of an increase of the unit indicator, expressed in pesos, of 27.6%;

•	Royalty payments increased by Ps. 2,520 million, or 45.8%, primarily as a result of increases of (i) Ps. 1,614 million related to crude oil production and (ii) Ps. 906 million related to natural gas production; and

•	Transportation costs increased by Ps. 1,054 million, or 48.8%, mainly due to increases in rates during 2015 and the six-month period ended June 30, 2016.

Exploration expenses during the six-month period ended June 30, 2016 increased to Ps. 1,192 million, representing a 106.2% increase compared to the Ps. 578 million in exploration expenses during the same period in 2015, primarily as a result of an increase in exploration activities in which the Company made investments. Negative results from unproductive exploratory drilling during the six-month period ended June 30, 2016 compared to the same period in 2015 increased by Ps. 325 million. Additionally, expenditures for the performance of geological and geophysical studies increased by Ps. 194 million, mainly for seismic survey studies of the Santa Cruz and Chubut areas. However, total investments in exploration decreased to Ps. 638 million, representing a 55.5% decrease compared to the total investment in exploration in the same period in 2015.

Downstream

Revenues from the Downstream business segment during the six-month period ended June 30, 2016 were Ps. 88,648 million, representing a 32.0% increase compared to Ps. 68,028 million during the same period in 2015.

Operating income for the Downstream business segment during the six-month period ended June 30, 2016 was a gain of Ps. 2,638 million, representing a 50.8% decrease compared to an income of Ps. 5,359 million during the same period in 2015. This decrease in operating income is primarily due to the following factors:

•	The average volume of oil processed per day in YPF’s refineries decreased 3.6% to 291,000 barrels of oil per day compared to same period in 2015, due to unit stoppages at our refineries in La Plata and Plaza Huincul between March and June of this year. These lower levels of processing decreased production of diesel by 3.9%, gasoline by 1.4%, fuel oil by 5.3% and other refined products by 4.7%, compared to the six-month period ended June 30, 2015;

•	Diesel revenues increased by Ps. 6,973 million, or 25.6%, as a result of an increase in the average price for diesel mix of approximately 31.4% with a decrease in overall sales volumes of approximately 4.5% and a 9.9% increase in sales volumes of Eurodiesel, a premium diesel;

•	Gasoline revenues increased by Ps. 5,350 million, or 32.3%, primarily as a result of an increase in the average price for gasoline mix of approximately 33.2%, which was partially offset by a decrease in sales volumes of approximately 0.6%;

•	Fuel oil revenues increased by Ps. 1,823 million, or 42.8%, primarily as a result of an increase in the average price of fuel oil of approximately 49.9%, which was partially offset by a decrease in sales volumes of 4.8%;

•	Exports of flour, grain and oil increased by Ps. 705 million, or 37.6%, due to an increase in the average sales price of 64.3% in Argentine peso terms and a decrease in export volumes of approximately 16.3%.

All of this was partially offset by:

•	Oil prices increased in Argentine peso terms as a result of the devaluation of the Argentine peso against the U.S. dollar as well as higher volumes of crude oil transferred from the Exploration and Production business segment of approximately 1.5% (approximately 105,000 cm) and an increase in the volume of crude oil purchased from third parties of approximately 6.7% (approximately 87,000 cm). The crude oil transferred from the Exploration and Production business segment and purchased from third parties increased by Ps. 13,564 million due to the increase in the average purchase price from the Exploration and Production business segment in Argentine peso terms of approximately 44.0% compared to an increase for oil purchased from third parties of approximately 38.2%. This variation in the percentage amounts is due to lower volumes purchased from third parties of light crude oil, which has a higher price;

•	Volumes purchased of diesel decreased by 30.5%, which was partially offset by an increase in volumes purchased of gasoline and jet fuel of 56.8%, representing a decrease of Ps. 108 million, or 3.6%, for all these products;

•	Purchases of biofuels increased by Ps. 1,945 million, or 51.8%, primarily as a result of an increase in volumes purchased of ethanol biofuel of 5.2%, which was partially offset by a decrease in volumes purchased of FAME of 5.5%, and an increase of approximately 33.3% in the price of ethanol biofuel and a 71.5% increase in the price of FAME;

•	Grain purchases in the agricultural sales segment through the form of barter increased by Ps. 807 million, or 62.5%,which were recorded as purchases;

•	During the six-month period ended June 30, 2015, insurance payments related to the losses suffered from an incident at our La Plata refinery in April 2013 were Ps. 511 million, which were mostly recorded as a lower cost of sales;

•	Refining costs increased by Ps. 1,200 million, or 43.6%, driven by higher charges for consumption of materials, spare parts, electricity and other supplies and fuel;

•	Property, plant and equipment depreciation increased by Ps. 1,152 million, or 78.3%, primarily as a result of (i) increased investments in assets and (ii) an overall increase in property, plant and equipment values in Argentine pesos, which was related to the depreciation of the Argentine peso against the U.S. dollar, which is the functional currency of the Company;

•	Selling expenses increased by Ps. 1,305 million, or 24.3%, primarily as a result of higher product transportation charges, mainly related to increased costs for transportation related to increased fuel prices in the domestic market, as well as the depreciation of assets linked to commercial use; and

•	During the first six-month period of 2015, our subsidiary MetroGAS S.A. accrued Ps. 356 million related to the temporary economic assistance established by Resolution No. 263/2015 of the Energy Department’s Office (Secretaría de Energía de la Nación).

Corporate and other

The operating income for the Corporate and Other business segment during the six-month period ended June 30, 2016 was a gain of Ps. 79 million, representing a 107.4% increase compared to a loss of Ps. 1,061 million in the same period in 2015. During the six-month period ended June 30, 2016, other operating results, net includes the net result of Ps.1,528 million generated by the process of the deconsolidation of the Maxus Entities.

Liquidity and Capital Resources

Financial condition

Total loans outstanding as of June 30, 2016 was Ps. 139,084 million, consisting of (i) current loans (including the current portion of non-current debt) of Ps. 33,822 million and non-current debt of Ps. 105,262 million. As of December 31, 2015, total loans outstanding was Ps. 105,751 million, consisting of (i) current loans (including the current portion of non-current debt) of Ps. 27,817 million and non-current debt of Ps. 77,934 million. As of June 30, 2016, and December 31, 2015, 76% and 73% of our debt was denominated in U.S. dollars, respectively.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the six-month period ended June 30,
	2016	2015
	(in millions of pesos)
Net cash flows provided by operating activities	17,439	21,933
Net cash flows used in investing activities	(31,337)	(31,030)
Net cash flows provided by financing activities	13,614	13,065
Translation differences provided by cash and cash equivalents	938	512
Deconsolidation of subsidiaries	(148)	—

Net increase in cash and equivalents	506	4,480
Cash and cash equivalents at the beginning of the year	15,387	9,758
Cash and cash equivalents at the end of period	15,893	14,238

Net cash flows provided by operating activities were Ps. 17,439 million during the six-month period ended June 30, 2016 compared to Ps. 21,933 million during the same period in 2015. The Ps. 4,494 million decrease during the six-month period ended June 30, 2016 was produced despite an increase in EBITDA of Ps. 7,070 million compared to the same period in 2015, due to an increase in working capital in the period and to a decrease in the collection of insurance for loss of profits of Ps. 1,066 million. The main items contributing to this increase were higher payments for income taxes and accrual of income pending collection, including new incentives for oil production and the stimulus program for surplus natural gas injection.

Our use of cash in investing activities during the six-month period ended June 30, 2016 included Ps. 32,602 million for investments in property, plants and equipment and intangible assets made by our Exploration and Production business segment and investments in our refineries. Our net cash flow in financing activities reached Ps. 13,614 million during the six-month period ended June 30, 2016. Our use of cash in investing activities during the six-month period ended June 30, 2015 included Ps. 30,867 million in investments in property, plant and equipment and intangible assets made by our Exploration and Production business segment and investment in our refineries. In addition, net cash flow in financing activities reached Ps. 13,065 million.

The following table sets forth our debt maturities for the periods indicated below with regard to the principal amount payments of our loans as of June 30, 2016, including interest accrued and unpaid through June 30, 2016:

	Expected Maturity Date
	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
	(in millions of pesos)
Loans	139,084	33,822	9,348	25,044	6,387	19,520	44,963

For detailed information regarding our indebtedness as of June 30, 2016, see Note 7.j) of the Unaudited Condensed Interim Consolidated Financial Statements.

On April 29, 2016, the Ordinary and Extraordinary General Meeting of Shareholders approved the increase of the amount of the Global Program for the Issuance of Medium Term Debt of the Company (Programa Global de Emisión de Títulos de Deuda de Mediano Plazo de la Compañía) by U.S.$ 2.0 billion, to a total of U.S.$ 10.0 billion, or its equivalent in other currencies to remain outstanding at any time under the program.

Covenants in our indebtedness

Our financial debt generally contains customary covenants. With respect to a significant portion of our financial debt totaling Ps. 129,381 million, including accrued interest (long-term and short-term debt) as of June 30, 2016, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In addition, approximately 56.9% of our financial debt outstanding as of June 30, 2016 was subject to financial covenants related to our leverage ratio and debt service coverage ratio.

Additionally, GASA and its subsidiaries (including Metrogas), must comply with certain restrictions relating to indebtedness, restricted payments (including dividends), and liens, among others.

In case of payment default, creditors may declare due and immediately payable the principal and accrued interest on any amount due. Following an event of default with respect to other issues, with respect to net negotiable instruments amounting to Ps. 106,155 million as of June 30, 2016, the trustee may declare due and immediately payable the principal and accrued interest on the amounts due if requested by holders representing at least 25% of the total principal amount of the obligations outstanding under the Notes.

Almost all of our total outstanding financial loans are subject to cross-default provisions. The default on our part or, in certain cases, on the part of any of our consolidated subsidiaries covered by such provisions, could result in a declaration of default and/or acceleration of a substantial portion of our financial debt.

As of the date of this 6-K, none of our debt is under any event of default that could trigger an acceleration provision. In connection with the change of control of the Company as a result of the Expropriation Law, all waivers have been obtained.

Guarantees provided

As of June 30, 2016, we have issued letters of credit for an aggregate total amount of U.S.$ 27 million to guarantee certain environmental obligations and guarantees in an aggregate total amount of U.S.$ 238 million in relation to the performance of contracts of certain of our controlled companies.

Capital investments, expenditures and divestments

The table below sets forth our capital expenditures and investments by activity for the six-month periods ended June 30, 2016 and 2015.

	For the six-month period ended June 30,
	2016		2015
	(in millions of pesos)%		(in millions of pesos)%
Capital Expenditures and Investments (1)
Exploration and Production (2)	24,185	81%	23,300	85%
Downstream	4,867	16%	3,444	13%
Corporate and Others	708	2%	555	2%
Total	29,760	100%	27,299	100%

(1)	According to calculations and internal information of the Company.
(2)	Includes property, plant and equipment acquisitions and exploration expenses, net of unproductive drilling expenses and well abandonment costs.

Divestments

We have made no significant divestments in the periods covered by this document.

See Note 7.c) to the Unaudited Condensed Interim Consolidated Financial Statements relating to the process of the deconsolidation of the Maxus Entities and the filing under Chapter 11 of the U.S. Bankruptcy Code.

Off-balance sheet agreements

We have no material off-balance sheet agreements. Our off-balance sheet agreements are described above in “—Liquidity and Capital Resources—Guarantees Provided.”

Qualitative and Quantitative Disclosures about Market Risk

The following quantitative and qualitative information is provided with respect to financial instruments to which we are a party as of June 30, 2016, and from which we may derive gains or incur losses from changes in market conditions, interest rates, foreign exchange rates or commodities prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Key Information—Risk Factors” in our 2015 20-F.

Foreign currency exposure

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Argentine peso, the Argentine legal currency. See Note 1.b of the Audited Consolidated Financial Statements.

In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. We generally follow a policy of not hedging our debt obligations in U.S. dollars. See “Item 3. Key Information—Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates” in the 2015 20-F.

The table below provides information about our assets and liabilities denominated in currencies other than pesos (principally U.S. dollars) being expressed in the latter currency at the exchange rate as of June 30, 2016 and December 31, 2015, in currencies other than the U.S. dollar. As mentioned in Note 1.b to the Unaudited Condensed Interim Consolidated Financial Statements, the Company has determined the U.S. dollar as its functional currency. Therefore, the effect of changes in the dollar exchange rate on dollar currency positions have no impact on the exchange difference recorded in the consolidated statements of comprehensive income included in the Unaudited Condensed Interim Consolidated Financial Statements.

	As of June 30,	As of December 31,
	2016	2015
	(in millions of U.S.$)
Assets	1,427	1,813
Accounts payable	1,694	1,948
Loans	6,989	5,956
Other Liabilities	2,579	2,865

In addition, the Company was authorized to operate as a settlement and clearing agent in Rosario Futures Exchange (“ROFEX”). As a result, in October 2015, YPF acquired United States dollar purchase futures contracts in ROFEX, which matured between February and April 2016.

Interest rate exposure

Fixed rate debt satisfies our liquidity requirements and minimizes our exposure to interest rate fluctuations. We generally incur our debt on a fixed-rate basis, depending on the availability of capital and prevailing market conditions. Generally, we do not hedge our exposure to interest rates.

The table below set forth information relating to our assets and liabilities as of June 30, 2016 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Fixed rate

Other Receivables (1)	4,562	—	—	—	—	—	4,562	4,562

Interest rate	0.2%

Variable rate

Other Receivables (2)	750	—	—	—	—	—	750	750

Interest rate	CER + 8%/29,3%- 14,3%

Liabilities
Fixed rate
YPF’s Negotiable Obligations	6,139	182	15,342	868	15,172	42,270	79,973	86,885

Interest rate	2%-25.75%	3.5%	3.5%- 8.875%	3.5%- 8.875%	3.5%- 8.5%	8.5%-10%

Other debt	17,896	1,150	177	16	—	26	19,266	19,243

Interest rate	2.3%-36%	3.5%-15.23%	3.5%-15.23%	9.38%-15.23%	—	15.23%

Variable rate
YPF’s Negotiable Obligations	2,639	3,055	6,299	4,804	3,847	2,667	23,311	23,311

Interest rate	BADLAR +4.5% / LIBOR +7.5%	BADLAR +0%- +4.75% / LIBOR +7.5%	BADLAR +0%- 4.75% / LIBOR + 7.5%	BADLAR +0%- +4.75%	BADLAR +0%-+4%	BADLAR +0%-+0.1%

Other debt	3,574	4,967	3,238	702	502	—	12,983	12,983

Interest rate	Libor +4%- 6.2%/ BADLAR +3%-3.5%	Libor +4%- 6.2%/ BADLAR +3%- 3.5%	Libor+6%- 6.2%/ BADLAR +3%- +3.5%	Libor +6%- + 6.2% / BADLAR +3%	Libor+6%- +6.2% / BADLAR +3%

(1)	Includes other receivables and time deposits.
(2)	Includes other receivables and investment funds.

ADDITIONAL RECENT DEVELOPMENTS

Agreement with Chevron – Update of legal proceeding

On July 14, 2016, the Federal Administrative Court – Room I upheld the ruling of the Court of First Instance stipulating that the Company must comply with the delivery of the required documentation in relation to its agreement with Chevron within five business days.

On August 11, 2016, the Company filed a federal extraordinary appeal contesting the decision of the Federal Administrative Court. Consequently, the contested decision is not yet final.

Filing under Chapter 11 of the U.S. Bankruptcy Code by the Maxus Entities – Update of information

On June 17, 2016 (the “Petition Date”), Maxus, TS, Maxus International Energy Company, Maxus (U.S.) Exploration Company, and Gateway Coal Company (all indirect subsidiaries of YPF and collectively, the “Debtors”) commenced cases (the “Chapter 11 Cases”) by filing voluntary petitions under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). Prior to the Petition Date, the Debtors assessed any potential claims they may have against YPF and its other subsidiaries, YPF International S.A., YPF Holdings, Inc., CLH Holdings, Inc., and YPF Services USA Corp. (YPF S.A. and such subsidiaries, collectively, the “YPF Entities”) based on or related to the corporate relationship between the Debtors and the YPF Entities, including claims based on an alter ego theory, all of which claims the YPF Entities believe are without merit. The Debtors and the YPF Entities have entered into a Settlement and Release (the “Settlement Agreement”), pursuant to which, upon final Bankruptcy Court approval, the Debtors will release the YPF Entities from all such claims in exchange for a settlement payment of U.S.$130 million. In addition, pursuant to the Settlement Agreement and subject to Bankruptcy Court approval, YPF Holdings, Inc. has agreed to loan the Debtors up to U.S.$63.1 million under a debtor-in-possession credit facility (the “DIP Financing”) to fund the Debtors’ business operations and satisfy working capital needs and other expenses during the Chapter 11 Cases.

On August 19, 2016, the Bankruptcy Court issued a final order, under sections 362, 363 and 364 of the Bankruptcy Code, approving the DIP Financing.

The DIP Financing consists of two tranches: (a) Tranche A, which is senior up to U.S.$28,750,000 and (b) Tranche B, which is subordinate up to U.S.$34,350,000. Both tranches are subject to a budget. On August 29, 2016, the Debtors filed a motion for an order approving the Settlement Agreement with the Bankruptcy Court.

The first hearing in the Chapter 11 Cases was held on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions for orders authorizing the payment of certain pre-petition tax claims and employee wage claims.

Subject to certain exceptions under the law, upon the Debtors filing voluntary petitions under the Bankruptcy Code, most decisions, as well as issues relating to creditor claims and actions for the recovery of previous debts prior to the date of filing are automatically stayed (including actions relating to claims against the Maxus Entities in the New Jersey State court relating to the Passaic River litigation—see Note 10 of the Unaudited Condensed Interim Consolidated Financial Statements and Note 11 of the Audited Consolidated Financial Statements).

YPF believes that the foregoing matters related to its indirect subsidiaries, which are not “significant subsidiaries” as defined under SEC rules, would not have a material adverse effect on YPF’s consolidated operating results or financial condition. There can be no assurance as to whether or when the Debtors’ Chapter 11 plan or the Settlement Agreement will be approved by the Bankruptcy Court, or how the terms of the related documentation will be varied or amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 15, 2016	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer